UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

ARCADIS NV
Nieuwe Stationsstraat 10
P.O. Box 33
6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com
NEW DIRECTOR HUMAN RESOURCES FOR ARCADIS

ARNHEM, THE NETHERLANDS – September 13, 2006 – ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD), the international consulting and engineering company, today announced that Mr. Tom Haak (50) will be appointed Corporate Director Human Resources for ARCADIS NV as of October 1, 2006.  He succeeds Mr. Wim G.M. Rupert who will retire as of January 1, 2007.

Mr. Haak has extensive experience in human resource management in professional services organizations.  Until end of September he works for Aon, a company with approximately 46,000 employees worldwide, advising in risk management, insurance and employee benefits.  Since 1998 he was responsible for human resources management of all the Aon activities in Europe, Asia, Africa and Australia.  In his most recent position he worked as Head Global Talent Management for Aon corporate.  Before joining Aon,  Mr. Haak worked as manager of human resources development at KPMG, and at Philips in several positions in the area of personnel and organization.

About ARCADIS

ARCADIS is an international company providing consultancy, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 10,000 employees and over €1 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These are other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: September 14, 2006	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chairman Executive Board